VOC Energy Trust
919 Congress Avenue
Suite 500
Austin, TX 78701
May 2, 2011
By Facsimile and EDGAR
Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	VOC Energy Trust Registration Statement on Form S-1 (as amended) File No. 333-171474 (the “Registration Statement”)
Dear Ms. Parker:
     Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, VOC Energy Trust and VOC Brazos Energy Partners, L.P. (the “Registrants”) hereby request that the effective date of the Registration Statement be accelerated to, and that such Registration Statement be declared effective on, 1:00 p.m. (Washington, D.C. time) on May 4, 2011, or as soon thereafter as practicable unless the Registrants or their outside counsel, Vinson & Elkins L.L.P., request by telephone that this Registration Statement be declared effective at some other time. As requested by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated April 22, 2011, the Registrants hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     This request has also been transmitted via EDGAR.

Very truly yours,

VOC Brazos Energy Partners, L.P.

By: Vess Texas Partners, LLC, its General
Partner

By: Vess Holding Corporation, its Sole
Managing Member

By: /s/ J. Michael Vess

Name: J. Michael Vess
Title: Designated Representative and Sole
          Member of the Board of Directors
VOC Energy Trust By: The Bank of New York Trust Company, N.A., as Trustee By: /s/ Michael J. Ulrich Name: Michael J. Ulrich Title: Vice President